Exhibit 99.1

Wearable Devices Receives Approval for $750,000 Budget for Neurorehabilitation Pilot with Soroka Medical Center

The non-dilutive grant for the program was provided by the Israel Innovation Authority

YOKNEAM ILLIT, ISRAEL, Dec. 11, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in AI-powered touchless sensing wearables, today announced it has received a grant approval from the Israel Innovation Authority (“IIA”) for a total budget of $750,000 to finance a clinical pilot program in partnership with Soroka University Medical Center (“Soroka Hospital”).

The pilot program will seek to validate the Company’s Mudra Link neural wristband as a rehabilitation tool for patients suffering from impaired grip-force control following motor-cortex brain injuries. Utilizing patented surface neural ElectroMyography (“EMG”) technology, the system provides real-time, objective biofeedback to train modulation, anticipation, and correction of grip force. The pilot program highlights the broader applicability of the Mudra technology stack, extending its proven EMG capabilities into monitoring domains that naturally complement the Company’s existing work in neural interaction.

“Rehabilitation and assistive technologies were always the first go-to market of Brain Computer Interface companies where the willingness to adopt new life changing solutions is naturally high,” said Guy Wagner, President and Chief Scientific Officer of Wearable Devices. “The Mudra platform is uniquely positioned to deliver quantifiable, engaging, and cost-effective therapy that can be performed at home with minimal therapist supervision and at much lower costs than currently available solutions. This pilot at Soroka Hospital, backed by the IIA, is a critical next step on the path toward establishing Mudra as the standard of care in grip-force neurorehabilitation worldwide.”

Dr. Salman Zubedat, research and development and clinical applications scientist who is leading the clinical pilot on behalf of Wearable Devices, commented: “The current standard of care in force-control rehabilitation is often subjective, relying on improvised methods without consistent, quantitative performance tracking. Our pilot with Soroka Hospital represents a crucial scientific step toward clinical validation. By leveraging the Mudra Link’s non-invasive ability to capture objective, quantitative neuro-muscular data, Mudra Link can potentially enable standardized performance metrics that will enhance clinical tools and offer unprecedented insights, with the potential to improve treatment accessibility and accelerate recovery for patients with complex neurological motor deficits.”

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and extended reality (“XR”). In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments.

By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the aim of the clinical pilot, the benefits and expected results of our technology and our Mudra Link, establishing Mudra as the standard of care in grip-force neurorehabilitation worldwide and moving toward clinical validation, and the ability to enable standardized performance metrics that will enhance clinical tools and offer unprecedented insights, with the potential to improve treatment accessibility and accelerate recovery for patients with complex neurological motor deficits. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact
Michal Efraty
IR@wearabledevices.co.il